Exhibit 99.77(C)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Natural Resources Equity Income Fund was held July 2, 2014 to: 1) elect 4 nominees to the Board of Trustees of Voya Natural Resources Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
J. Michael Earley	1	18,761,739.162	527,095.000	0.000	0.000	19,288,834.162
Patrick W. Kenny	1	18,705,514.162	583,320.000	0.000	0.000	19,288,834.162
Shaun P. Mathews	1	16,774,117.162	2,514,717.000	0.000	0.000	19,288,834.162
Roger B. Vincent	1	18,788,264.162	510,570.000	0.000	0.000	19,288,834.162

Proposal passed.